Exhibit 10.2

Execution Version

February 27, 2019

Carl Rubin

Dear Chuck:

As we have discussed, your employment with Michaels Stores, Inc. (the “Company”) and The Michaels Companies, Inc. (“Parent”) is terminating.  The purpose of this letter agreement (this “Agreement”) is to confirm the terms concerning your separation from employment.  Reference is made to the agreement between you and the Company, dated as of February 13, 2013 (the “Employment Agreement”).

1.             Transition Period.

(a)           Effective as of February 28, 2019 (the “Transition Date”), you will resign as Chief Executive Officer of the Company and, from the Transition Date through the date that your employment terminates (the “Separation Date”), you will continue to be employed by the Company on a full-time basis and serve as Chairman of the board of directors of Parent (the “Board”).  Provided that you comply in full with your obligations hereunder, it is expected that the Separation Date will be April 1, 2019.  The period beginning on the Transition Date and concluding on the Separation Date is hereinafter referred to as the “Transition Period”.

(b)           During the Transition Period, you will continue to receive your base salary, payable at the rate in effect as of the Transition Date, and to participate in all employee benefit plans of the Company (including your car lease) in accordance with the terms of those plans, provided that, on and after the Transition Date, you will not continue to earn paid time-off or other similar benefits and you will not be eligible to participate in the Michaels Stores, Inc. Annual Incentive Plan (the “Annual Incentive Plan”) or to receive grants of stock options, restricted stock, restricted stock units or other equity incentive awards under Parent’s long-term incentive plans.

(c)           During the Transition Period, you will perform reasonable duties as may be assigned to you from time to time by the Board, and to assist with the transition of your duties and responsibilities to any Company designees. You will continue to devote your best professional efforts to the Company, and to abide by all Company policies and procedures as in effect from time to time.

(d)           The Company may terminate your employment at any time during the Transition Period upon notice to you.  If the Company terminates your employment for Cause (as defined in the Employment Agreement) or if you voluntarily resign, you will not be eligible to receive the severance benefits described in Section 3 hereof.

(e)           Your last full day at the Company’s offices will be February 27, 2019, but you will be provided access from March 2, 2019 to March 4, 2019 to facilitate your transition.

(f)            Effective as of the Separation Date, you hereby resign from the Board and, effective as of the Transition Date, you hereby resign from any and all other director, officer, trustee, or other positions you then hold with Parent, the Company and any of their Affiliates, and any of their respective related committees, trusts, foundations, or similar entities, in each case unless otherwise agreed in writing by Parent or the Company and you (collectively, the “Resignations”).  The Company, on its own behalf, and on behalf of its Affiliates, hereby accepts the Resignations as of the Separation Date.  You agree to sign any documents evidencing the Resignations as the Company may reasonably request.

2.             Final Compensation.  By signing this Agreement, you acknowledge that you will receive, on or before the next regular Company payroll date following the Separation Date, pay for all work you have performed for the Company through the Separation Date, to the extent not previously paid, as well as pay, at your final base rate of pay, for any vacation days you have earned but not used as of the Separation Date, determined in accordance with Company policy and as reflected on the books of the Company.  You also acknowledge that you are entitled to a bonus under the Annual Incentive Plan in respect of fiscal year 2018, determined in accordance with the terms of the Annual Incentive Plan and based on a Board assessment of your performance for fiscal 2018 as communicated to you by the Compensation Committee.  Such fiscal 2018 bonus will be paid to you at the time fiscal 2018 bonuses are paid to employees of the Company generally under the Annual Incentive Plan.  You will receive the payments described in this Section 2 regardless of whether you elect to sign this Agreement.

3.             Severance Payments.  In consideration of your acceptance of this Agreement and subject to your meeting in full your obligations hereunder and the Continuing Obligations (as defined in Section 7(a) below), and in full satisfaction of any rights you may have under the Letter Agreement, the Company will provide you with the following severance benefits:

(a)           The Company will continue to pay you your salary, at your final base rate of pay as of the Separation Date, which you acknowledge and agree is $1,202,000 per year, for a period of two (2) years following the Separation Date (the “Severance Pay Period”).  Payments will be made in the form of salary continuation, and will begin on the next regular Company payroll date that is at least five (5) business days following the later of the Effective Date (as defined below) and the Separation Date (such date, the “Severance Commencement Date”).  The first payment will be retroactive to the day following the Separation Date.

(b)           The Company will also pay you in equal installments over the Severance Pay Period an amount equal to two (2) times your target bonus under the Annual Incentive Plan as of the Separation Date, which you acknowledge and agree will total $3,005,000 over the Severance Period.

(c)           If you are enrolled in the Company’s group medical and/or dental plans on the Separation Date, you may elect to continue your participation and that of your eligible dependents in those plans for a period of time under the federal law known as “COBRA.”  You may make such an election whether or not you accept this Agreement.  However, if you accept this Agreement and you timely elect to continue your participation and that of your eligible dependents in the plans, the Company will pay you on the Severance Commencement Date a lump-sum amount equal in its reasonable estimation to what would have been the Company’s premium cost during the full COBRA period, subject only to your payment of the employee portion (determined on the same basis as applied to you on the Separation Date for you and your eligible dependents).

(d)           The Company will cover the expense of one executive physical for you conducted prior to April 15, 2019.

4.             Withholding.  All payments made by the Company or any of its Affiliates under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company or its Affiliates under applicable law and all other lawful deductions authorized by you.  For purposes of this Agreement, “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, whether control may be by management authority, equity interest or otherwise.

5.             Equity Awards.  You acknowledge and agree that Exhibit A sets forth each outstanding stock option, restricted stock, restricted stock unit, and any other equity incentive award you hold under Parent’s long-term incentive plans as of the date hereof (collectively, the “Equity Awards”).  You and Parent agree to work together in good faith during the Transition Period to determine the treatment of your Equity Awards upon and following your Separation Date.

6.             Status of Employee Benefits and Expenses.

(a)           Except as otherwise provided in Section 1, your and your eligible dependents’ participation in all employee benefit plans of the Company will end as of the Separation Date in accordance with the terms of those plans.  You will receive information about your COBRA continuation rights under separate cover.

(b)           Within two (2) weeks following the Separation Date, you must submit your final expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement, and, in accordance with Company policy, reasonable substantiation and documentation for the same.  The Company will reimburse you for any such authorized and documented expenses within thirty (30) days of receiving such statement pursuant to its regular business practice.

7.             Continuing Obligations, Confidentiality, and Cooperation.

(a)           You acknowledge and agree that you will continue to be bound by your obligations relating to confidentiality, non-competition, non-solicitation, no-hire, invention assignment and/or any other restrictive covenants set forth in any agreement by and between you and the Company or any of its Affiliates, to the extent that such obligations survive termination of your employment by the terms thereof (collectively, the “Continuing Obligations”).  The obligation of the Company to make payments to you or on your behalf under Section 3 of this

Agreement, and your right to retain the same, is expressly conditioned upon your continued full performance of your obligations hereunder and of the Continuing Obligations.

(b)           You acknowledge and agree that you will continue to protect Confidential Information, as defined herein, and that you will never, directly or indirectly, use or disclose it, except as required by applicable law.  For purposes of this Agreement, “Confidential Information” means any and all information of the Company or any of its Affiliates that is not generally known to the public, together with any and all information received by the Company or any of its Affiliates from any third party with any understanding, express or implied, that the information would not be disclosed.

(c)           Subject to Section 8(g), you acknowledge and agree that, until the Transition Date, you will not disclose this Agreement or any of its terms or provisions, directly or by implication, except to members of your immediate family and to your legal and tax advisors, and then only on condition that they agree not to further disclose this Agreement or any of its terms or provisions to others.

(d)           You agree to cooperate with the Company and its Affiliates hereafter with respect to all matters arising during or related to your employment, including but not limited to all matters in connection with any governmental investigation, litigation or regulatory or other proceeding which may have arisen or which may arise following the signing of this Agreement.  The Company will reimburse your out-of-pocket expenses incurred in complying with Company requests hereunder, provided such expenses are authorized by the Company in advance.

(e)           Subject to Section 8(g), you acknowledge and agree you will not disparage or criticize the Company, its Affiliates, their business, their management or their products or services, or any of the Released Parties (as defined in Section 8(a) below) and that you will not otherwise do or say anything that could disrupt the good morale of employees of the Company or any of its Affiliates or harm the interests or reputation of the Company or any of its Affiliates.  The Company agrees to (i) instruct its directors and executive officers not to disparage you to third parties and (ii) not disparage you in authorized corporate communications to third parties; provided, that nothing herein shall or shall be construed or interpreted to prevent or impair the Company or its directors and executive officers from (x) making public comments, such as in media interviews, which include good faith, candid discussions or acknowledgements regarding the Company’s performance or business, or (y) discussing you in connection with performance evaluations.  Notwithstanding the foregoing, nothing in this Section 7(e) shall prevent either you or any of the Company’s directors and executive officers from testifying truthfully in any legal or administrative proceeding where such testimony is compelled or requested, or from otherwise complying with applicable legal requirements.  This Section 7(e) shall expire in its entirety on the thirtieth (30th) day following the Transition Date.

8.             General Release and Waiver of Claims.

(a)           For and in consideration of the severance benefits to be provided to you in connection with the termination of your employment, as set forth in Section 3 herein, which are conditioned on your signing this Agreement, including this release of claims (the “Release of Claims”), and to which you are not otherwise entitled, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, you, on your own behalf and on behalf of your heirs, executors, administrators, beneficiaries, representatives and assigns, and all others connected with or claiming through you, hereby release and forever discharge the Company, its subsidiaries and other Affiliates and all of their respective past, present and future officers, directors,  shareholders, employees, employee benefit plans, agents, general and limited partners, members, managers, joint venturers, representatives, successors and assigns and all others connected with any of them (all of the foregoing, the “Released Parties”) both individually and in their official capacities, from any and all causes of action, rights or claims of any type or description, known or unknown, which you have had in the past, now have, or might now have, through the date of your signing of this Agreement, in any way related to, resulting from, arising out of or connected with your employment by the Company or any of its subsidiaries or other Affiliates or the termination of that employment or pursuant to any federal, state or local law, regulation or other requirement (including without limitation Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, and the wage and hour, wage payment, and fair employment practices laws of the state or states in which you have been employed by the Company or any of its subsidiaries or other Affiliates, each as amended from time to time).

(b)           Excluded from the scope of the Release of Claims is (i) any claim arising under the terms of the Agreement after the effective date of the Release of Claims, (ii) any right of indemnification or contribution that you have pursuant to the articles of incorporation or by-laws of the Company, (iii) any claim relating to the Equity Awards, and (iv) if the Company terminates your employment for Cause, any procedural rights you have under Section 5(c) of the Employment Agreement or your substantive right to challenge the for Cause determination pursuant to Section 25 of the Employment Agreement.

(c)           Subject to Section 5, you hereby represent, warrant and agree that Section 2 of this Agreement sets forth in full all compensation due to you, whether for services rendered by you to the Company, its subsidiaries and other Affiliates, or otherwise, through the date on which your employment with the Company will terminate and that, exclusive only of the Company’s provision to you of the severance benefits in accordance with the terms and conditions set forth in Section 3 of this Agreement, no further compensation of any kind shall be due to you from the Company or any of the other Company Released as a result of your employment now ending.

(d)           In signing this Agreement, you represent and warrant that, except as mutually agreed between you and the Board, you will return to the Company, on or before March 4, 2019, any and all documents, materials and information (whether in hardcopy, on electronic media or otherwise) related to the business of the Company, its subsidiaries and other Affiliates and all keys, access cards, credit cards, computer hardware and software, telephones and other property of the Company, its subsidiaries and other Affiliates in your possession or control.  Further, you represent and warrant that, except as mutually agreed between you and the Board, you will not retain any copy or derivation of any such documents, materials or information (whether in hardcopy, on electronic media or otherwise) of the Company, its subsidiaries and other Affiliates.  You also represent and warrant that, except as mutually agreed between you and the Board, you will not, following March 4, 2019, for any purpose, attempt to access or use any computer or computer network or system of the Company or any of its Affiliates, including without limitation the electronic mail system, and you agree that, except as mutually agreed between you and the Board, you will not do so.  Further, you acknowledge that you will disclose to the Company, on or before the Transition Date, all passwords necessary or desirable to obtain access to, or that would assist in obtaining access to, all information which you have password-protected on any computer equipment, network or system of the Company or any of its Affiliates.  Promptly following the Separation Date, you will be provided instructions on how to set up an account with ADP so that you can access your electronic pay stub or its equivalent.

(e)           This Agreement, including the Release of Claims set forth in this Section 8, creates legally binding obligations and you acknowledge that you are hereby advised by the Company to seek the advice of an attorney prior to signing this Agreement.

(f)            In signing this Agreement, you acknowledge your understanding that you may consider the terms of this Agreement for up to twenty-one (21) days from the date you receive it, provided that you sign and return it to the Company no later than the twenty-first (21st) day after such receipt.  You acknowledge that you will have had sufficient time to consider this Agreement, including the Release of Claims, and to consult with an attorney, if you wished to do so, or to consult with any other person of your choosing before signing; and that you are signing this Agreement voluntarily and with a full understanding of its terms.  You further acknowledge that, in signing this Agreement you have not relied on any promises or representations, express or implied, that are not set forth expressly in this Agreement.

(g)           Nothing in this Agreement shall be construed to prohibit you from filing a charge with or participating in any investigation or proceeding conducted by the federal Equal Employment Opportunity Commission or a comparable state or local agency, provided, however, that you hereby agree to waive your right to recover monetary damages or other personal relief in any such charge, investigation or proceeding, or in any related complaint or lawsuit, filed by you or by anyone else on your behalf.  Nothing in this Agreement, the Employment Agreement, or any agreements containing restrictive covenants to which you are bound limits, restricts or in any other way affects your communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to the governmental agency or entity.

9.             Section 409A.

(a)           This Agreement and the payments and benefits provided hereunder are intended to be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (Section 409A of the Code and the regulations promulgated thereunder, “Section 409A”), and shall be construed consistently with that intent.  Notwithstanding the foregoing, in no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to be exempt from, or comply with, the requirements of Section 409A.  Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

(b)           Any reimbursement for expenses payable to you hereunder that would constitute nonqualified deferred compensation subject to Section 409A shall be subject to the following additional rules:  (i) no reimbursement of any such expense shall affect your right to reimbursement of any such expense in any other taxable year; (ii) reimbursement of the expense shall be made, if at all, promptly, but not later than the end of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

(c)           If you are a “specified employee” (as defined below) at the time of your “separation from service” (as defined below), any payments or benefits that are payable under this Agreement or otherwise on account of your separation from service that would (but for this provision) be payable within six (6) months following the date of such separation from service, shall instead be paid on the next business day following the expiration of such six (6)-month period or, if earlier, upon your death; except (i) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Section 1.409A-1(b) of the Treasury Regulations (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (ii) benefits which qualify as excepted welfare benefits pursuant to Section 1.409A-1(a)(5) of the Treasury Regulations; or (iii) other amounts or benefits that are not subject to the requirements of Section 409A.

(d)           For purposes of this Agreement, the term “separation from service” shall have the meaning set forth in Section 1.409A-1(h) of the Treasury Regulations (after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Section 1.409A-1(i) of the Treasury Regulations.

10.          Miscellaneous.

(a)           This Agreement constitutes the entire agreement between you and the Company or any of its Affiliates, and supersedes all prior and contemporaneous communications, agreements and understandings, whether written or oral, with respect to your employment, its termination and all related matters, excluding only the Continuing Obligations and your rights and obligations with respect to the Equity Awards, all of which shall remain in full force and effect in accordance with their terms.

(b)           This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of the Company. The captions and headings in this Agreement are for convenience only, and in no way define or describe the scope or content of any provision of this Agreement.

(c)           The obligation of the Company to make payments or provide benefits to you or on your behalf under this Agreement, and your right to retain the same, are expressly conditioned upon your continued full performance of your obligations under this Agreement and under the Continuing Obligations.

(d)           This is a Texas contract and shall be governed and construed in accordance with the laws of the State of Texas, without regard to any conflict of laws principles that would result in the application of the laws of another jurisdiction.  You agree to submit to the exclusive jurisdiction of the courts of the State of Texas in connection with any dispute arising out of this Agreement.

If the terms of this Agreement are acceptable to you, please sign, date and return it to me within twenty-one (21) days following the date hereof.  You may revoke this Agreement at any time with seven (7) days of the date of your signing by notifying me in writing (including by email at veitenheimer@michaels.com) of your revocation within that period.  If you do not revoke this Agreement, then, on the eighth (8th) day following the date that you signed it (the “Effective Date”), this Agreement shall take effect as a legally binding agreement between you and the Company on the basis set forth above.

Sincerely,
MICHAELS STORES, INC.

		By:	/s/ Michael J. Veitenheimer
			Name:	Michael J. Veitenheimer
			Title:	EVP

THE MICHAELS COMPANIES, INC.

		By:	/s/ Michael J. Veitenheimer
			Name:	Michael J. Veitenheimer
			Title:	EVP

Accepted and agreed:

Signature:	/s/ Carl Rubin
Carl Rubin

Date:	2/27/19

EQUITY AWARDS

Date of Grant	Type of Award	Number of Shares Granted Under Equity Award	Exercise Price
3/18/2013	Non-qualified stock options	1,845,000	$13.86
3/18/2013	Restricted shares	39,088	N/A
3/18/2013	Restricted shares	295,200	N/A
9/30/2015	Non-qualified stock options	252,525	$23.10
9/30/2015	Restricted shares	50,505	N/A
9/14/2016	Non-qualified stock options	348,675	$23.90
9/14/2016	Restricted stock units	69,735	N/A
3/31/2017	Non-qualified stock options	446,628	$22.39
3/31/2017	Restricted stock units	74,438	N/A
3/29/2018	Non-qualified stock options	507,354	$19.71
3/29/2018	Restricted stock units	84,559	N/A